UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the months of March and April, 2007

I.I.S. Intelligent Information Systems Limited
(Translation of Registrant’s Name Into English)

33 Jabotinsky Street
Ramat Gan, Israel
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X        Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____         No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

The following items are being submitted herewith as Exhibits 1, 2 and 3:

1.	Notice of Annual General Meeting of Shareholders and Proxy Statement, dated March 8, 2007, relating to the Registrant’s annual meeting of shareholders to be held on April 17, 2007.

2.
Press Release, dated March 13, 2007, of the Registrant regarding its announcement of an Annual General Meeting of Shareholders to decide on the proposed termination of the Registrant’s voluntary liquidation.

3.	Press Release, dated April 19, 2007, of the Registrant regarding the results of its Annual General Meeting of Shareholders held on April 17, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

Date: May 22, 2007	By:	/s/ Robi Hartman
Robi Hartman, Chief Executive Officer